May 1, 2006

Dreyfus Premier New Leaders Fund, Inc.

Supplement to Current Prospectus
dated May 1, 2006

Effective on or about June 1, 2006 (the "Effective Date"), Dreyfus Premier New Leaders Fund, Inc. (the "fund") will no longer offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares.

Existing holders of the fund's Class B shares as of the Effective Date may continue to hold their Class B shares, reinvest dividends into Class B shares of the fund and exchange their Class B shares for Class B shares of other Dreyfus Premier funds and Dreyfus Founders funds (as permitted by current exchange privilege rules). In addition, Class B shares may be exchanged as of the Effective Date for Class B shares of General Money Market Fund, Inc. ("GMMF"). As of the Effective Date, no new or subsequent investments, including through automatic investment plans, will be allowed in Class B shares of any fund, except through a dividend reinvestment or permitted exchange. For Class B shares outstanding on the Effective Date and Class B shares acquired upon reinvestment of dividends, all Class B share attributes, including associated contingent deferred sales charge ("CDSC") schedules, conversion features and distribution plan and shareholder services plan fees, will continue in effect. However, as of the Effective Date, the Reinvestment Privilege with respect to Class B shares (which permits you to reinvest within 45 days of selling your shares and have any CDSC you paid on such shares credited back to your account) will be discontinued.

In addition, as of the Effective Date, exchanges of Class B shares of the fund for shares of Dreyfus Worldwide Dollar Money Market Fund, Inc. ("DWDMMF") will no longer be permitted. Shares held in DWDMMF through a previous exchange of Class B shares, however, may be exchanged for Class B shares of a Dreyfus Premier fund, a Dreyfus Founders fund or GMMF.

May 1, 2006

Dreyfus Premier New Leaders Fund, Inc.

Supplement to Current Statement of Additional Information
dated May 1, 2006

Effective on or about June 1, 2006 (the "Effective Date"), Dreyfus Premier New Leaders Fund, Inc. (the "fund") will offer Class B shares only in connection with dividend reinvestment and permitted exchanges of Class B shares.

As of the Effective Date, no new or subsequent investments, including through automatic investment plans, will be allowed in Class B shares of the fund, except through a dividend reinvestment or permitted exchange. Existing holders of a Fund's Class B shares as of the Effective Date may continue to hold their Class B shares, reinvest dividends into Class B shares and exchange their Class B shares for Class B shares of certain funds advised by The Dreyfus Corporation ("Dreyfus") or Founders Asset Management, LLC ("Founders"), as permitted by current exchange and dividend reinvestment rules. If you hold Class B shares and make a subsequent investment in Fund shares, unless you specify the Class of shares you wish to purchase, such subsequent investment will be made in Class A shares* and will be subject to any applicable sales load. For Class B shares outstanding on the Effective Date and Class B shares acquired upon reinvestment of dividends, all Class B share attributes, including associated contingent deferred sales charge ("CDSC") schedules, conversion to Class A features* and Distribution Plan and Shareholder Services Plan fees, will continue in effect. However, as of the Effective Date, the Reinvestment Privilege with respect to Class B shares (which permits you to reinvest within 45 days of selling your shares and have any CDSC you paid on such shares credited back to your account) will be discontinued.

As of the Effective Date, you also may exchange your Class B shares for Class B shares of General Money Market Fund, Inc. (the "General Fund"), a money market fund advised by Dreyfus, and such shares will be held in a special account created solely for this purpose ("Exchange Account"). Exchanges of shares from an Exchange Account only can be made into Class B shares of Dreyfus Premier funds or certain Dreyfus Founders funds. No CDSC is charged when an investor exchanges into or out of an Exchange Account; however, the applicable CDSC will be imposed when shares are redeemed from an Exchange Account or other applicable fund account. Upon redemption, the applicable CDSC will be calculated taking into account the time such shares were held in the General Fund Exchange Account. In addition, the time Class B shares are held in the General Fund Exchange Account will be taken into account for purposes of calculating when such shares convert to Class A shares.* If your Class B shares are held in the General Fund Exchange Account at the time such shares are scheduled to convert to Class A shares,* you will receive Class A shares of the General Fund. Prior to the Effective Date, shareholders may exchange their Class B shares for shares of Dreyfus Worldwide Dollar Money Market Fund, Inc. (the "Worldwide Dollar Fund"), and such shares will be held in an Exchange Account. Shareholders who hold shares of the Worldwide Dollar Fund in an Exchange Account on the Effective Date may continue to hold those shares and upon redemption from the Exchange Account or other applicable fund account, the applicable CDSC will be calculated as currently described in this Statement of Additional Information. As of the Effective Date, exchanges of Class B shares of a Fund for shares of the Worldwide Dollar Fund will no longer be permitted.

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* Will apply to Class D shares of Dreyfus Premier Short-Intermediate Municipal Bond Fund, Dreyfus Premier Short Term Income Fund and Dreyfus Premier Yield Advantage Fund.

(Continued on Reverse Side)

Shares held in the Worldwide Dollar Fund through a previous exchange of Class B shares, however, may be exchanged for Class B shares of a Dreyfus Premier fund, a Dreyfus Founders fund or the General Fund.